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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                               DTVN Holdings, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   989854 10 4
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                                 (CUSIP Number)

                                  David H. Oden
                              Haynes and Boone, LLP
                         2505 N. Plano Road, Suite 4000
                             Richardson, Texas 75082
                                 (972) 680-7550
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 17, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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CUSIP No. 989854 10 4                                             Page of
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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Transcom Communications, Inc.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS

                OO
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   5     CHECK BOX IF DISCOURSE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                              [ ]

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   6     CITIZENSHIP OR PLACE OF ORIGIN

                Texas
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     NUMBER OF         7   SOLE VOTING POWER
       SHARES
                               76,700,000
                    ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY
                               -0-
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER
     REPORTING
                               76,700,000
                      ----------------------------------------------------------
      PERSON           10  SHARED DISPOSITIVE POWER
       WITH
                               -0-
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        11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          76,700,000
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        12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                  [ ]

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        13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          56.3%
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        14       TYPE OF REPORTING PERSON

                          CO
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CUSIP No.  989854 10 4                                     Page of
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Item 1.    Security and Issuer.

                    This Schedule 13D relates to the shares of common stock, par value $.001 per share, of DTVN Holdings, Inc., a Delaware Corporation ("DTVN"). On July 17, 2002, DTVN and its primary operating subsidiary, DataVon, Inc., a Texas Corporation ("DataVon"), entered into a Stock Purchase Agreement (the "Agreement") with Transcom Communications, Inc., a Texas corporation ("Transcom").

                    Pursuant to the Agreement, Transcom received 76,500,000 shares of DTVN's common stock.

                    The principal executive offices of DTVN are located at 1081 Gateway Blvd., Suite 101, Richardson, Texas 75080.

Item 2.    Identity and Background.

                    This statement is filed on behalf of Transcom
           Communications, Inc. ("Transcom"). In addition, as required by General Instruction C of Schedule 13D, information is being provided in the responses to Items 2 through 6 below with respect to each executive officer and director of Transcom and each person controlling Transcom.

           (a)      TRANSCOM

                    Transcom is a Texas corporation primarily engaged in providing telecommunications services worldwide. The principal executive offices of Transcom are located at Brookhollow One, 2301 East Lamar Blvd., Arlington, Texas 76006.

                    Transcom has not been convicted in a criminal proceeding during the last five years. During the last five years, Transcom was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (b)      EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

                    (i) Scott Birdwell is President and Chief Executive Officer of Transcom and is a member of its Board of Directors. His principal occupation is performing such duties for Transcom. Scott Birdwell has not been convicted in a criminal proceeding during the last five years. He was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Scott Birdwell is a United States citizen.

                    (ii) Jeff Becker is Vice President, Chief Financial Officer, and Treasurer of Transcom and is a member of its Board of Directors. His principal occupation is performing such duties for Transcom. Jeff Becker has not been convicted in a criminal proceeding during the last five years. He was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Jeff Becker is a United States citizen.

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                    (iii) Chris Johns is Vice President of Transcom and is a
           member of its Board of Directors. His principal occupation is performing such duties for Transcom. Chris Johns has not been convicted in a criminal proceeding during the last five years. He was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Chris Johns is a United States citizen.

                    (iv) Britt Birdwell is Vice President and Secretary of Transcom and is a member of its Board of Directors. His principal occupation is performing such duties for Transcom. Brit Birdwell has not been convicted in a criminal proceeding during the last five years. He was not a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Britt Birdwell is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.


           (a)      TRANSCOM

                    Transcom owns 76,700,000 shares of the common stock of DTVN (the "Subject Shares"). Pursuant to the terms of the Agreement, Transcom forgave $100,000 of its secured debt to DataVon and granted forbearance with respect to other secured debt of DataVon in exchange for the issuance of the Subject Shares. Prior to the Agreement, Transcom had received 200,000 of the Subject Shares from DTVN in exchange for forbearance on collection of a trade account and continued provision of services to DataVon.

                    No funds were borrowed in connection with the purchases.

           (b)      EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

                    Not applicable.

Item 4.    Purpose of Transaction.

           (a)      TRANSCOM

                    Transcom acquired the Subject Shares for investment purposes. Transcom's acquisition of the Subject Shares gave Transcom 56.3% of all outstanding voting power of DTVN. The Agreement details a plan for the return to DTVN of common stock of DTVN if pursuant to the Agreement Transcom is issued shares of common stock that result in Transcom having more than 51% of the voting power of DTVN. As Transcom has been issued shares of DTVN common stock that result in Transcom having more than 51% voting power, the Agreement provides that no later than 20 days after the date of the Agreement, Transcom must relinquish the number of shares necessary to reduce the number of shares of DTVN common stock received by Transcom pursuant to the Agreement to 51% of the outstanding voting power of Transcom. This relinquishment is not applicable to the 200,000 shares of DTVN common stock previously received by Transcom.

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                  Transcom has no plans or proposals that relate to or would result in any of the actions specified in clauses (b) through (j) of
           Item 4 of Schedule 13D.

           (b)    EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

                  To the best knowledge of Transcom, none of its executive officers or directors has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
           (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

           (a)    TRANSCOM

                  On July 17, 2002, pursuant to the Agreement, Transcom acquired 76,500,000 of the Subject Shares. Transcom beneficially owns, and has the sole power to vote and dispose of, all of the Subject Shares. Based on information contained in the most recently available filing by DTVN with the Securities and Exchange Commission, such shares constitute approximately 56.3% of DTVN's outstanding common stock.

                  On or about June 11, 2002, Transcom received 200,000 of the Subject Shares from DTVN in exchange for forbearance on collection of a trade account and continued provision of services to DataVon.

           (b)    EXECUTIVE OFFICERS, DIRECTORS, AND CONTROL PERSONS

                  Scott Birdwell beneficially owns, and has the sole power to vote and dispose of, 5,500 shares of the common stock of DTVN. Based on information contained in the most recently available filing by DTVN with the Securities and Exchange Commission, such shares constitute approximately 0.004% of DTVN's outstanding common stock.

                  Jeff Becker beneficially owns, and has the sole power to vote and dispose of, 5,500 shares of the common stock of DTVN. Based on information contained in the most recently available filing by DTVN with the Securities and Exchange Commission, such shares constitute approximately 0.004% of DTVN's outstanding common stock.

                  To the best knowledge of Transcom, no shares of common stock of DTVN are beneficially owned by any of its other executive officers or directors. To the best knowledge of Transcom, none of its executive officers or directors have effected any transactions in the common stock of DTVN during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           (a)    TRANSCOM

                  Incorporated by reference to the Agreement.

                  Other than the Agreement, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between Transcom and any person with respect to the securities of DTVN.

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           (b)    EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

                  Not applicable.

Item 7.    Material to be Filed as Exhibits.

           Exhibit A   --   Stock Purchase Agreement

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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:    July 26, 2002


TRANSCOM COMMUNICATIONS, INC.

By:      /s/ Scott Birdwell
         -------------------------------------
Name:    Scott Birdwell
Title:   President and Chief Executive Officer